OFFERING MEMORANDUM
PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Flickswitch, LLC DBA TopScore
957 Flemington St.
Pittsburgh, PA 15217
www.usetopscore.com



UP TO $500,000 OF CROWD NOTES

Flickswitch, LLC DBA TopScore ("TopScore," "the company," "we," or "us"), is offering up to $500,000 worth of Crowd Notes of the company. The minimum target offering is $100,000 (the "Target Amount"). This offering is being conducted on a best efforts basis and the company must reach its Target Amount of $100,000 by July 15, 2017. The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $100,000 under the Regulation CF offering and a total of $150,000 under the Combined Offerings (the "Closing Amount") by July 15, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. The company will accept oversubscriptions in excess of the Target Amount up to $500,000 (the "Maximum Amount") on a first come, first served basis. If the company reaches its Closing Amount prior to July 15, 2017, the company may conduct the first of multiple closings, provided that the offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE COMPANY AND ITS BUSINESS

The company's business

TopScore is a Limited Liability Company (LLC) organized on January 1, 2011, under the laws of Pennsylvania. The company was organized to provide a software as a service ("SaaS") cloud-based IT infrastructure solution for sports organizations. We provide organizations the ability to build highly customizable websites adapted to the world of sports. The software can set up registration systems with custom data and online fee collection, manage member accounts, manage events and leagues with scheduling and attendance tracking, handle marketing and communication with participants, and sell products through a store. We provide participants of sports activities the ability to register and pay to enroll into a club or event, provide the required data to find and get all the necessary information needed to follow and/or provide live results for events, and buy gear directly from their sports club.

Further information about the company and its business appears on the company's profile page on SeedInvest under https://www.seedinvest.com/topscore and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

Due diligence

Due diligence by CrowdCheck, Inc.



THE TEAM

Officers, members, and key employees

This table shows the principal people on our team:

Name	Position	Age	Date Elected or Appointed	Full time with the Company?
Officers:				
David Vatz	CFO	31	Jan 1, 2015; Indefinite	Yes
Jeremy Kauffman	Outgoing CEO	32	Jan 1, 2011 - Feb 28, 2017	No – Jeremy also works for LBRY as CEO. He was replaced by Christian Jennewein on March 1, 2017 but will remain involved with the company as

				a board member
Christian Jennewein	CEO	38	Mar 1, 2017; Indefinite	Christian joined the company as CEO on March 1, 2017. He is full-time
Alex Grintsvayg	CTO	29	Jan 1, 2011; Indefinite	Yes
Vivek Devaraj	COO	30	Oct 1, 2015; Indefinite	Yes
Members:				
Jeremy Kauffman	Member	32	Jan 1, 2011; Indefinite	
Alex Grintsvayg	Member	29	Jan 1, 2011; Indefinite	
David Vatz	Member	31	Jan 1, 2015; Indefinite	

Christian Jennewein

Christian Jennewein is TopScore's CEO. Christian Jennewein was previously the Head of Engineering at European unicorn BlaBlaCar in Paris. While at BlaBlaCar, Christian was responsible for scaling the overall engineering team & culture, a growing group of 100 engineers, testers, coaches and managers mainly located in Paris and Warsaw. Previously he worked for Symfony editor SensioLabs, French Google Maps competitor Mappy and as an early employee at Criteo. He has a German diploma in Computer Science, studied in Australia and is currently enrolled in an executive MBA program in Paris. A sports enthusiast, he participated in several World and European championships with the German National Ultimate Frisbee team and finished many Ttriathlons up to the half-Ironman distance.

David Vatz

David Vatz is TopScore's CFO. He joined the company in December 2014. David heads up all aspects of sales and finance for the company. Prior to joining TopScore, David was a Vice President at BNY Mellon in charge of Multicurrency Payments and Foreign Exchange products with over $50mm per year of revenue. David holds a B.S. degree in Marketing from the University of Pittsburgh. David is also the captain of the Pittsburgh Thunderbirds, a semi-pro Ultimate Frisbee team in Pittsburgh, PA.

Alex Grintsvayg

Alex Grintsvayg, one of TopScore's founders and the current CTO, who has been with the company since January of 2011, brings over a decade of technical experience to the team. He is a full-stack developer, system architect, and system administration, all rolled into one. Alex has two B.S. degrees from RPI (Computer Science and Psychology), and even majored in CS while in high school at Stuyvesant. Offline, Alex is very involved in the ultimate community, both as a high-level player (recently earning a silver medal at the 2016 National Championship) and an organizer (organized multiple leagues in Philadelphia).

Vivek Devaraj

Vivek Devaraj is TopScore's COO. Vivek joined TopScore in November 2015 and oversees the product, customer, and operations functions at the company. Vivek is also on the Board of Directors for the nonprofit Community for Pittsburgh Ultimate, and served as its President for 3 years. Prior to joining TopScore, Vivek was a Vice President of Portfolio Strategy & Analytics at PNC Financial Services Group. Vivek holds a B.S. in Computational Finance from Carnegie Mellon University.

Jeremy Kauffman

Jeremy Kauffman is the founding CEO of TopScore and left this role to Christian Jennewein on March 1, 2017. He will be focusing on his other startup business, LBRY, and facilitating the transition to Christian. Jeremy has a knack for creating wonderful, usable products and getting them in front of the right people. As an organizer and president of a recreational league serving over 3,000 athletes, Jeremy saw first-hand how better technology could save time and money for sports organizations. Jeremy has degrees in physics and computer science from Rensselaer Polytechnic Institute.

Related Party Transactions

The company owes $11,101 to Alex Grintsvayg, co-founder, for an equity buyback. The company, on January 1, 2015, granted 200,000 Membership Units to David Vatz.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

- **We are selling convertible notes that will convert into shares or result in payment in limited circumstances.** These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the Securities Act or a financing using preferred shares), the notes will convert at a discount of 20%, or based on a valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time of conversion, if any, might value the company at an amount well below the $3.5 million valuation cap, so you should not view the $3.5 million as being an indication of the company's value. Further the interest on the notes is accrued interest, therefore you will not receive interest payments on these notes. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

- **It is unclear how the Crowd Notes would be interpreted by a court if we were forced into litigation.** We are using Crowd Notes in this offering. Crowd Notes are designed to offer equity in the company at a future date when specified conditions occur. However, it is unclear how a court would interpret the provisions of the Crowd Note in relation to our organization as a limited liability company formed in the Commonwealth of Pennsylvania. Should we be forced to litigate the terms of the Crowd Note, it is possible that a court would not interpret the note as we do, thereby impacting the terms of the investment and possibly providing greater rights to some investors and lesser rights to others.

- **We have not assessed the tax implications of using the Crowd Note.** The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether the Crowd Note can be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisers.

- **You may have limited rights.** The company has not yet authorized Preferred Stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-Major Investor under the terms of the notes offered, and therefore, you have more limited information rights and you will not have the right to automatically participate in future offerings, and therefore not have the same anti-dilution protections as Major Investors.

- **This is an early stage company.** It has limited history, clients, and revenues. If you are investing in this company, it's because you think this is a good idea, that the founders can execute it better than their competition, that they can price products right and sell it to enough people that the company will succeed. You are taking all these things on faith, because it's impossible to know what will happen. We are dependent upon additional capital resources for the continuation of our planned principal operations and are subject to significant risks and uncertainties, including failing to secure funding to operationalize our planned operations or failing to profitably operate the business.

- **We have a small management team.** We depend on the skills and experience of a small management team. If the company is not able to call upon any of these people for any reason, its operations and development could be harmed. Additionally, we are about to change CEOs, which may result in diversion of management resources during the handover period.

- **We will need more people to join our company.** There are no guarantees that the networks and the connections we have developed over the past few years will enable us to find the right people to bring onto our team. While we expect to be able to offer competitive employment benefits with this round of funding, we may not be able to offer competitive enough benefits and salaries that are needed to attract qualified employees.

- **The company may need more money.** The company might not sell enough Crowd Notes both in the Regulation CF offering and the concurrent Rule 506(c) offering to meet its operating needs and fulfil its plans. If that happens, the company expects to be able to continue by relying on its history of bootstrapping and making the most of what it has. If it is not able to do that, it may cease operating and you will get nothing. Even if it sells all the Crowd Notes it is offering now, it is possible that it may need to raise more funds in the future, and if it can't get them, it will fail. Even if it does make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

- **The company has realized significant operating losses to date and expects to incur losses in the future.** The company has operated at a loss since inception, and these losses are likely to continue. TopScore's net loss for 2016 was $71,391 and its net loss for 2015 was $9,757. Until the company achieves profitability, it will have to seek other sources of capital in order to continue operations.

- **The company depends on revenue from its software service.** We have a limited service range. The company will only succeed (and you will only make money) if there is sufficient demand for this product, people think it's better than the competition's product, and the company has priced the product at a level that allows the company to make a profit and still attract business. The company is vulnerable in general to any developments that affect the sports industry as a whole, and particularly vulnerable to any developments that affect the sports platforms with which it does business.

- **The company is controlled by its officers and directors.** Jeremy Kauffman, CEO, and Alex Grintsvayg, CTO, currently hold the majority of the company's voting securities, and at the conclusion of this offering will continue to hold the majority of the company's voting rights. Investors in this offering will not have the ability to control actions by the company.

- **The trends that we are anticipating in the sports industry may not happen.** The sports industry may decrease in size. Customer spending in our market may not grow as quickly as anticipated. We may not be able to adapt to changes in the industry as quickly as we anticipate.

- **Unauthorized access to the company's records, systems, and technology will expose the company to litigation, reputational, and financial risk.** The company uses third party social media platforms and cloud-based systems to store customer information. The company's records, systems, and technology are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions and delays in the services and operations, and loss, misuse, or theft of data. Additionally, problems faced by third party providers of the company's platforms and cloud-based systems could harm the company. The company's insurance may not cover some or all of these risks.

- **We rely on certain technology and intellectual property.** We have built our own proprietary software and would not be able to operate as anticipated without those intellectual property rights and technology.

- **We have a number of competitors more established than we are.** There are other companies providing products similar to ours. Some of these companies are larger established companies with resources far superior to ours. Accordingly, they may be able to develop products better than ours and may succeed in convincing customers to purchase them faster.

- **The company's auditor has issued a going concern opinion.** TopScore's auditor has issued a "going concern" opinion on the company's financial statements. The company has significantly low working capital, has incurred recurring losses and recurring negative cash flow from operating activities, and has an accumulated deficit, which raises substantial doubt, in the opinion of the auditor, about its ability to continue as a going concern.

- **We have outstanding loans.** We have revolving credit card debt and owe $11,101 from an equity transfer early in the company's lifecycle to Alex Grintsvayg. The original amount of the equity transfer debt was $14,400 and is currently being paid out in monthly instalments of $1,200. Proceeds from this offering will not be used to pay those payments, but the payment of these instalments will reduce the cash available for our operations.

- **In order for the Crowd Notes to convert into equity in the company, the company will have to be restructured.** If the Crowd Notes being issued in this offering are to convert into equity in the company, the company will need to be restructured, which will involve legal paperwork and filings with state regulatory authorities. If this doesn't happen for any reason (including the company not having enough money to pay lawyers), the value of your investment will be damaged.

- **We have elected to be taxed as a partnership.** We are organized as a limited liability company and have elected to be taxed as a partnership rather than a corporation. This means that the tax liabilities of the company pass through to the members rather than being taxed at the entity level. In the case that Crowd Notes were determined by a court to be equity of companies whose investors are treated as members you may also incur tax liabilities that are passed through to members.

- **You can't easily resell the securities.** There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

OWNERSHIP AND CAPITAL STRUCTURE; THE OFFERING; RIGHTS OF THE SECURITIES

Ownership

The current owners of 20% or more equity in a class of securities in the company as of December 5, 2016 are reflected in the below table:

Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Membership Interests		
Jeremy Kauffman	450,000 Units	45%
Alex Grintsvayg	250,000 Units	25%
David Vatz*	200,000 Units	20%

*David Vatz is currently vested at 8% and is expected to fully vest to 20%.

The company is currently organized as an LLC. The company will have to be restructured into a C-Corporation, in order to issue the Preferred Stock into which the Crowd Notes are convertible. The Crowd Notes may convert into shares that have fewer rights than currently issued securities.

The Offering

The securities offered in this offering

The following description is a brief summary of the material terms of this offering and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this offering will convert in the earlier of a "corporate transaction" (such as the sale of the company) or a "qualified equity financing" (which is a Preferred Stock financing raising more than $1 million or the first sale of Common Stock in an initial public offering under a registration statement filed under the Securities Act of 1933).

 The price at which the Crowd Notes sold in this offering will convert will be:

- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- At a discount of 20% to the price in the qualified equity financing, subject to a $3.5 million valuation cap, if the conversion takes place pursuant to a qualified equity financing.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue at an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this offering will convert will have more limited information rights than those to be issued to major investors.

Our Target Amount for this offering to investors under Regulation Crowdfunding is $100,000. Additionally, we have set a minimum Closing Amount of $150,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D which we will need to meet before any closings occur. We will accept up to $500,000 from investors through Regulation Crowdfunding before the deadline of July 15, 2017

The minimum investment is this offering is $500.

Securities sold pursuant to Regulation D

The company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the Securities Act at the same time as this offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors in those Crowd Notes will be entitled to participation rights in future offerings of equity securities up to the purchase price of their Crowd Notes and will be considered major investors, to the extent that concept exist in those offerings. Further, Major Investors will be entitled to greater information rights than non-Major Investors in the Combined Offerings.

DESCRIPTION OF OTHER CLASSES OF SECURITIES OF THE COMPANY

 Membership Units

The only class of securities currently existing is the Company's Membership Units, the majority of which are held by two Members. As of December 31, 2016, there are 994,500 outstanding Membership Units.

Distribution Rights

The company may, in its discretion, distribute net cash flow to the members from time to time. If the company makes distributions, the company's net profits or net losses shall be determined on an annual basis and shall be allocated to the members in proportion to each member's relative capital interest in the company.

Voting Rights

All decisions relating to the management and operation of the Company will be made and executed by a Majority in Interest of the Members.

Right to Receive Liquidation Distributions

Following the completion of winding up procedures, the company shall make final liquidating distributions to all members as follows: (i) payment and discharge of the expenses of liquidation and of all the company's debts and liabilities to persons or organizations other than Members. (ii) payment and discharge of any company debts and liabilities owed to Members, (iii) payment to Members in the amount of their respective adjusted Capital Account balances on the date of distribution provided that any then-outstanding Default Advances (with interest and costs of collection) first must be repaid from distributions otherwise allocable to the Defaulting Member.

SAFE Notes

Interest Rate and Maturity

The SAFE note does not accrue interest or have a maturity date.

Conversion terms

In the event of an equity financing the company will automatically issue to SAFE note holders a number of shares of SAFE Preferred Stock equal to the purchase amount divided by either: (1) the SAFE Price or (2) the Discount Price, whichever calculation results in a greater number of shares of SAFE Preferred Stock.

Liquidation terms

In the event of a liquidity event, the SAFE note holder will have the option of (1) receiving a cash payment equal to the Purchase Amount or (2) automatically receive from the company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price.

Convertible Promissory Notes

Interest Rate and Maturity

The interest rate is 5% annually with a maturity date on the five-year anniversary of the Commencement Date of Term of the Letter Agreement.

Conversion terms

In the event of an equity financing with net proceeds of at least $500,000, the note holder will have the right to convert the outstanding Principal and then accrued but unpaid Interest into such number of fully paid and non-assessable units of membership interests or other securities of such Equity Securities as is equal to the quotient of (x) the outstanding Principal plus the then accrued but unpaid Interest, divided by (y) the product of the Established Price Per Unit and the Conversion Discount Rate.

What it means to be a minority holder

As an investor in Crowd Notes of the company, you will not have any rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Even if your securities convert to equity of the company, investors in this Offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent. They will be responsible for keeping track of who owns our Membership Units.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were reviewed by Artesian CPA, LLC.

Financial Condition

The following discussion includes information based on our unaudited operating data for 2015 and 2016 and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

We began operations in January 2011. We have 200+ customers with live sites, and thousands of customers if we count our "multi-org" customers. We have two customers that account for more than 5% of our revenues.

Based on our cash flow projection, we may have a need for financing in the future. We anticipate that this round together with the proceeds from our concurrent 506(c) offering should get us through 2017 and profits will fund us after such time based on our projections.

Results of Operations

We sustained net losses of $71,391 and $9,757 for the periods ended December 31, 2016 and 2015, respectively, resulting in an accumulated deficit of $50,310 as of December 31, 2016. In addition, the company anticipates revenue growth for 2017 will be higher than 2016 due to some large deals we signed in late 2016 that we believe will begin producing revenue in 2017.

We have been growing steadily since inception with year-over-year growth for revenue at 75%, gross amounts processed at 38% and account growth at 50%.

For the period January 1, 2016 through December 31, 2016, our gross revenue was approximately $384,321 and our gross profit was approximately $285,708. After subtracting compensation and benefits, sales and marketing, administration, and research and development our net loss was approximately $71,391.

Liquidity and Capital Resources; Future Trends

As of December 31, 2016, we had $14,620 in cash. The company incurred a substantial loss from operations and had negative cash flows from operating activities for the year as we began on January 1, 2016 with $113,736 in cash. As of December 31, 2016 and 2015, the company carried no receivables and no allowances.

Our total monthly expenses averaged approximately $29,637 for 2016 mainly consisting of a $1,200 in loan payment per month and operating expenses.

Indebtedness

We have a credit card with a $30,000 credit line. The revolving credit balances are 6% of annual revenue. We also owe $11,101 to Alex Grintsvayg as a result of buying back equity from him. That debt is paid monthly at $1,200. We have issued $15,600 of a convertible note to Christian Jennewein at favourable terms to the company at a $6mm cap and 5% interest. We do not plan on proceeds of this offering being used toward paying down those debts.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- On January 1, 2014, we granted 8,500 Membership Units to Marguerite Roth in reliance on Section 4(a)(2) of the Securities Act, for the performance of long-term company objectives.

- On January 1, 2014, we granted 5,000 Membership Units to Mike Resnick in reliance on Section 4(a)(2) of the Securities Act, for the performance of long-term company objectives.

- On January 1, 2014, we granted 12,500 Membership Units to Elliot Trotter in reliance on Section 4(a)(2) of the Securities Act, for the performance of long-term company objectives.

- On July 1, 2014, we granted 12,500 Membership Units to Christian Jennewein in reliance on Section 4(a)(2) of the Securities Act, for the performance of long-term company objectives.

- On January 1, 2015, we granted 5,000 Membership Units to Liam Rosen in reliance on Section 4(a)(2) of the Securities Act, for the performance of long-term company objectives.

- On January 1, 2015, we granted 1,000 Membership Units to Vinny McCrink in reliance on Section 4(a)(2) of the Securities Act, for the performance of long-term company objectives.

- On January 1, 2015, we granted 2,500 Membership Units to Robb Prescott in reliance on Section 4(a)(2) of the Securities Act, for the performance of long-term company objectives.

- On January 1, 2015, we granted 200,000 Membership Units to David Vatz in reliance on Section 4(a)(2) of the Securities Act, for the performance of long-term company objectives.

- On October 1, 2015, we granted 2,500 Membership Units to Aaron Watson in reliance on Section 4(a)(2) of the Securities Act, for the performance of long-term company objectives.

- On November 1, 2015, we granted 10,000 Membership Units to Vivek Devaraj in reliance on Section 4(a)(2) of the Securities Act, for the performance of long-term company objectives.

- On June 1, 2016, we granted 25,000 Membership Units to Vincenzo Vitiello in reliance on Section 4(a)(2) of the Securities Act, for the performance of long-term company objectives.

- On December 1, 2016, we granted 5,000 Membership Units to Mike Pedersen in reliance on Section 4(a)(2) of the Securities Act, for the performance of long-term company objectives.

The foregoing unit grants did not result in material cashflow to the company. All these transactions involved issuance of securities as compensation.

Valuation

The company determined the $3.5M valuation cap, 20% discount, and 5% interest rate of the Crowd Notes in this offering internally based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies. The Crowd Notes may convert to equity securities of the company in the future if the company engages in future equity financings. At that time, the valuation of the company will be determined through negotiations with prospective investors. Those prospective investors may determine the value of the company through one or multiple methods which include:

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed;

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet; and

Earnings Approach — This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future.

USE OF PROCEEDS

If we raise the Closing Amount, the net proceeds of this offering to the issuer, after the expenses of the offering (payment to SeedInvest, legal, accounting and related expenses) will be approximately $133,000. We plan to use these proceeds to hire one new developer (cost: $60k) and two new salespeople (cost: $70k). If we raise the Maximum Amount of $500,000 with a net of approximately $465,000, we plan to hire three new developers (cost: $240k) and five new salespeople (cost: $225k).

We do not plan to use the proceeds to pay off debt. We will continue to pay off our current outstanding loans of $11,101 over the normal course of our business.

If we receive funds in our concurrent offering under 506(c), those funds will be used for the purposes identified above.

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Annual reports

We have not filed annual reports to date. Any annual reports will be posted on our website, at www.usetopscore.com.

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Updates

Updates on the status of this offering may be found at: https://www.seedinvest.com/topscore.

SEEDINVEST INVESTMENT PROCESS

Making an investment in the company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the company. Once the company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the company in exchange for your convertible note. At that point, you will be an investor in the company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The company is making concurrent offerings under both Regulation CF and Regulation D and unless the company raises at least the target amount under the Regulation CF offering and the closing amount under both offerings, it will not close this offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the company with the expectation that they will receive equity in the company in the future at a discounted price per share when the company raises its next round of financing.

To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, the company has set a minimum investment amount.

How can I (or the company) cancel my investment?

For offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the company?

You are an investor in the company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the company and their investments. This annual report includes information similar to the company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets

4. The company or another party repurchases or purchases all the securities sold in reliance on Section 4(a)(6) of the Securities Act
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the company about its business.

Can I get rid of my securities after buying them?

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these securities and the company does not have any plans to list these securities on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists its securities on an exchange, is acquired, or goes bankrupt.